July 2, 2010

Ms. Cicely LaMothe
Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549-7010

Re:          EastGroup Properties, Inc.
Form 10-K for the year ended December 31, 2009
Form 10-Q for the quarter ended March 31, 2010
File No. 001-07094

Dear Ms. LaMothe:

In connection with your review of the EastGroup Properties, Inc. (the “Company”) Form 10-K for the year ended December 31, 2009 and the Form 10-Q for quarterly period ended March 31, 2010, we respectfully submit the following responses to the comments included in your letter dated June 22, 2010.  Each of the Staff’s comments are restated in bold with our responses to the comments following immediately thereafter.

Form 10-K

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 13

1. We note that your presentation of PNOI is reconciled to FFO, a non-GAAP measure, instead of a comparable GAAP performance measure such as net income.  Please tell us what consideration was given to providing a direct reconciliation to the most comparable GAAP measure for both PNOI and FFO.  In this regard, it is unclear why a reconciliation between PNOI and FFO was provided.

Response:  Our current presentation was designed to show the major components of FFO, including PNOI, then reconcile FFO to the appropriate GAAP measure.  We believe the reconciliation in a single table is useful to the financial statement user.  However, if we are required to change the presentation so there are separate reconciliations of PNOI and FFO to appropriate GAAP measures, we propose the following changes for future filings:

PNOI is a supplemental industry reporting measurement used to evaluate the performance of the Company’s real estate investments. The Company believes that the exclusion of depreciation and amortization in the industry’s calculation of PNOI provides a supplemental indicator of the properties’ performance since real estate values have historically risen or fallen with market conditions.  PNOI as calculated by the Company may not be comparable to similarly titled but differently calculated measures for other real estate investment trusts (REITs).  The major factors that influence PNOI are occupancy levels, acquisitions and sales, development properties that achieve stabilized operations, rental rate increases or decreases, and the recoverability of operating

Securities & Exchange Commission
July 2, 2010

expenses.  The Company’s success depends largely upon its ability to lease space and to recover from tenants the operating costs associated with those leases.
PNOI is comprised of Income from real estate operations, less Expenses from real estate operations.  PNOI was calculated as follows for the years ended December 31, 2009, 2008 and 2007.
	Years Ended December 31,
	2009	2008	2007
	(In thousands)

Income from real estate operations	$172,273	168,255	150,038
Expenses from real estate operations	(50,259)	(47,259)	(40,837)
PROPERTY NET OPERATING INCOME	$122,014	120,996	109,201

Income from real estate operations is comprised of rental income, pass-through income and other real estate income including lease termination fees.  Expenses from real estate operations are comprised of property taxes, insurance, utilities, repair and maintenance expenses, management fees, other operating costs and bad debt expense.  Generally, the Company’s most significant operating expenses are property taxes and insurance.  Tenant leases may be net leases in which the total operating expenses are recoverable, modified gross leases in which some of the operating expenses are recoverable, or gross leases in which no expenses are recoverable (gross leases represent only a small portion of the Company’s total leases).  Increases in property operating expenses are fully recoverable under net leases and recoverable to a high degree under modified gross leases.  Modified gross leases often include base year amounts and expense increases over these amounts are recoverable.  The Company’s exposure to property operating expenses is primarily due to vacancies and leases for occupied space that limit the amount of expenses that can be recovered.
The following table presents reconciliations of Net Income Available to EastGroup Properties, Inc. Common Stockholders to PNOI for three fiscal years.

	Years Ended December 31,
	2009	2008	2007
	(In thousands)

NET INCOME	$27,094	34,768	30,343
Equity in earnings of unconsolidated investment	(320)	(316)	(285)
Interest income	(302)	(293)	(306)
Other income	(81)	(248)	(92)
Gain on sales of securities	–	(435)	–
Gain on sales of non-operating real estate	(31)	(321)	(2,602)
(Income) loss from discontinued operations	110	(2,042)	(1,110)
Depreciation and amortization from continuing operations	53,953	51,144	47,644
Interest expense	32,520	30,192	27,314
General and administrative expense	9,071	8,547	8,295
PROPERTY NET OPERATING INCOME	$122,014	120,996	109,201

The Company believes FFO is a meaningful supplemental measure of operating performance for equity REITs.  The Company believes that excluding depreciation and amortization in the calculation of FFO is appropriate since real estate values have historically increased or decreased based on market conditions.  FFO is not considered as an alternative to net income (determined in accordance with GAAP) as an indication of the Company’s financial performance, nor is it a measure of the Company’s liquidity or indicative of funds available to provide for the Company’s cash needs, including its ability to make distributions.  In addition, FFO, as reported by the Company, may not be comparable to FFO by other REITs that do not define the term in accordance with the current NAREIT definition.  The Company’s key drivers affecting FFO are changes in PNOI (as discussed above), interest rates, the amount of leverage the Company employs and general and administrative expense.  The following table presents reconciliations of Net Income Available to EastGroup Properties, Inc. Common Stockholders to FFO for three fiscal years.

Securities & Exchange Commission
July 2, 2010

	Years Ended December 31,
	2009	2008	2007
	(In thousands, except per share data)
NET INCOME AVAILABLE TO EASTGROUP PROPERTIES, INC. COMMON STOCKHOLDERS	$26,659	32,134	27,110
Depreciation and amortization from continuing operations	53,953	51,144	47,644
Depreciation and amortization from discontinued operations	51	148	414
Depreciation from unconsolidated investment	132	132	132
Noncontrolling interest depreciation and amortization	(206)	(201)	(174)
Gain on sales of depreciable real estate investments	(29)	(2,032)	(960)
FUNDS FROM OPERATIONS AVAILABLE TO COMMON STOCKHOLDERS	$80,560	81,325	74,166

Net income available to common stockholders per diluted share	$1.04	1.30	1.14
Funds from operations available to common stockholders per diluted share	3.14	3.30	3.12

Diluted shares for earnings per share and funds from operations	25,690	24,653	23,781

Consolidated Statements of Income, page 34

2. We note that you have disclosed dividends declared per share on the face of your statements of operations.  Advise us how your disclosure complies with the guidance in ASC 260-10-45-5 which requires this type of information be disclosed only in the notes to the financial statements.

 Response:  We will change the Consolidated Statements of Income in our future filings so it no longer includes dividends declared per share.

Combined Statements of Cash Flows, page 36

3.  Please tell us how your reconciliation of Net income attributable to EastGroup Properties, Inc. to Net cash provided by operating activities complies with ASC 230-10-45-28 which requires reconciliation from net income.

Response:  We will change the Consolidated Statements of Cash Flows in our future filings so it reconciles Net income to Net cash provided by operating activities as required by ASC 230-10-45-28.

Securities & Exchange Commission
July 2, 2010

***

In connection with our responses, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need additional information, please contact me at (601) 354-3555.

Sincerely,
/s/ N. KEITH MCKEY
N. Keith McKey
Executive Vice President, Chief Financial Officer, Treasurer and Secretary

cc:         Michael Donlon